clickNsettle.com, Inc.
                                   990 Stewart Avenue, 1st Floor
                                   Garden City, NY 11530

July 14, 2005

Filed Via Edgar
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549

Attention: Mr. Matthew Maulbeck
           Staff Accountant
           Mail Stop 4561

RE:   clickNsettle.com, Inc.
      Form 8-K
      Filed 6/30/05
      File No. 0-21419

Dear Mr. Maulbeck:

This letter sets forth the responses of clickNsettle.com, Inc. (the "Company") to the comments received from the Staff of the Securities and Exchange Commission by letter dated July 8, 2005.

      Form 8-K filed June 30, 2005

      1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that you and your former auditors "mutually decided to terminate their relationship" as that wording is unclear to a reader.

      Response to Comment 1:

We have filed an amendment to the Form 8-K whereby we provided the requested information as set forth above. Specifically, the 4th sentence of the first paragraph under Item 4.01 of the Form 8-K/A states:

      As the Company no longer has an operating business, Grant Thornton LLP ("Grant Thornton") resigned as the Company's independent registered public accounting firm on June 28, 2005.

The Company hereby acknowledges the following:

            o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A filing;

            o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, please do not hesitate to contact me at 516-941-3222. My direct fax number is 516-213-7600. Also, please update your records to use my direct fax number as the Company's fax going forward.

Very truly yours,


/s/ Patricia Giuliani-Rheaume
-----------------------------
Patricia Giuliani-Rheaume
Vice President, Chief Financial Officer & Treasurer

cc: Robert S. Matlin, Thelen Reid & Priest LLP